FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of October 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding commenced operation of certain generation units of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on October 16, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT

GENERATION UNITS OF TONGXIANG GAS TURBINE AND
CHANGTU WIND FARM RECENTLY COMMENCED OPERATION

The announcement is issued pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International Inc. (the “Company”) announced that two E-class natural gas combined cycle units of Zhejiang Huaneng Tongxiang Gas Turbine Cogeneration Co., Ltd. (in which the Company has 95% of the equity interest), having an aggregate generation capacity of 458.4MW, have recently been put into operation. Meanwhile, Phase II of Liaoning Huaneng Changtu Laocheng Wind Farm (which is wholly owned by the Company) has also put 24 single units with 2MW each, having an aggregate generation capacity of 48MW, into operation recently.

To date, the Company’s total controlled generation capacity has increased to 67,394MW from 66,888MW, and total equity-based generation capacity has increased to 60,667MW from 60,184MW.

By order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As of the date of the announcement, the Directors of the Company are:

Cao Peixi (Executive Director)
Guo Junming (Non-executive Director)
Liu Guoyue (Executive Director)
Li Shiqi (Non-executive Director)
Huang Jian (Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Xu Zujian (Non-executive Director)
Li Song (Non-executive Director)

Li Zhensheng (Independent Non-executive Director)
Qi Yudong (Independent Non-executive Director)
Zhang Shouwen (Independent Non-executive Director)
Yue Heng (Independent Non-executive Director)
Zhang Lizi (Independent Non-executive Director)

Beijing, the PRC
16 October 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     October 16, 2014